UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                                FORM 11-K


 (Mark One)

 |X| ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE  SECURITIES  EXCHANGE
    ACT OF 1934  [FEE REQUIRED].


                  For the year ended December 31, 1998
                  ------------------------------------

                                   OR

|_| TRANSITION  REPORT  PURSUANT  TO  SECTION  15(d)  OF  THE  SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED].



 For the transition period from ____________________ to ____________________.




                     Commission File No. 33-55629
                     ----------------------------



   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                      ANNTAYLOR, INC. SAVINGS PLAN
                      ----------------------------


   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                      ANNTAYLOR STORES CORPORATION
                      ----------------------------
         (Exact name of registrant as specified in its charter)


 142 West 57th Street, New York, NY                10019
 ----------------------------------                -----
  (Address of principal executive offices)     (Zip Code)


                             (212) 541-3300
                             --------------
          (Registrant's telephone number, including area code)






=========================================================================

 ANNTAYLOR, INC. SAVINGS PLAN
 TABLE OF CONTENTS
-------------------------------------------------------------------------

                                                                   Page

 INDEPENDENT AUDITORS' REPORT.................................       1

 FINANCIAL STATEMENTS:
 Statements of Net Assets Available for Benefits,
   December 31, 1998 and 19972
 Statements of Changes in Net Assets Available
   for Benefits for the Years Ended
   December 31, 1998 and 1997.................................       3
 Notes to Financial Statements................................       4




 SUPPLEMENTAL SCHEDULES:

 FORM 5500:
 ----------

 Item 27a - Supplemental Schedule of Assets Held
   for Investment Purposes, December 31, 1998.................      15
 Item 27d - Supplemental Schedule of Reportable Transactions
   for the Year Ended December 31, 1998.......................      16

===========================================================================

 INDEPENDENT AUDITORS' REPORT
 ----------------------------

 AnnTaylor, Inc. Savings Plan:

    We have audited the accompanying statements of net assets available for benefits of the AnnTaylor, Inc. Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and of reportable transactions for the year ended December 31, 1998, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 1998 financial statements taken as a whole.



DELOITTE & TOUCHE LLP


New York, New York
June 21, 1999




===========================================================================

 ANNTAYLOR, INC. SAVINGS PLAN
 -----------------------------

 STATEMENTS OF NET ASSETS AVAILABLE
 -----------------------------------
 FOR BENEFITS, DECEMBER 31, 1998 AND 1997
 ----------------------------------------




                                                             1998        1997
                                                             ----        ----

 ASSETS:
 -------

 Cash .............................................          --       $    5,185
                                                       ----------     ----------


 Investments at fair value:
    Mutual funds .................................     $9,287,054      6,072,863
    Money market funds ...........................      2,341,228      2,037,742
    AnnTaylor Stores Corporation Common Stock.....        942,572        273,826
    Loans to Participants ........................        369,114        248,567
                                                       ----------     ----------
    Total investments.............................
                                                       12,939,968      8,632,998
                                                       ==========      =========

    Receivables:

    Employer contributions .......................         50,832         47,930
    Employee contributions........................        232,747        205,428
    Loan repayments ..............................         14,100          6,919
                                                       ----------     ----------
    Total receivables ............................        297,679        260,277
                                                       ----------     ----------



 LIABILITIES:
 ------------

 Accrued liabilities ..............................           --           1,359
                                                       ----------     ----------

 Net assets available for benefits ................   $13,237,647    $ 8,897,101
                                                      ===========  =============







                   See notes to financial statements.

===============================================================================

 ANNTAYLOR, INC. SAVINGS PLAN
 -----------------------------

 STATEMENTS OF CHANGES IN NET ASSETS
 ------------------------------------
 AVAILABLE FOR BENEFITS FOR THE YEARS
 ------------------------------------
 ENDED DECEMBER 31, 1998 AND 1997
 --------------------------------



                                                  1998          1997
                                                  ----          ----

 ADDITIONS TO NET ASSETS ATTRIBUTED TO
 INVESTMENT ACTIVITIES:

 Dividend income..................             $  599,205   $  526,813
 Investment income................                    ---       14,407
 Net appreciation in fair
    value of investments..........              1,735,234      541,404
                                                ---------    ---------

 Total additions attributed to
    investment activities.........              2,334,439    1,082,624
                                                ---------    ---------



 ADDITIONS TO NET ASSETS ATTRIBUTED TO
 CONTRIBUTION ACTIVITIES:

 Employer contributions...........                590,617      518,356
 Employee contributions...........              2,695,544    2,267,605
 Rollover contributions...........                233,160      260,536
                                                ---------    ---------

 Total additions attributed
   to contribution activities .......           3,519,321    3,046,497
                                                ---------    ---------

 Loan repayments ....................              35,777       10,509
                                                ---------    ---------



 DEDUCTIONS FROM NET ASSETS:
 Benefits paid to participants ......           1,548,991    1,265,490
                                                ---------    ---------

 NET INCREASE IN NET ASSETS AVAILABLE
 FOR BENEFITS .......................           4,340,546    2,874,140

 NET ASSETS AVAILABLE FOR BENEFITS:

    Beginning of year ...............           8,897,101    6,022,961
                                                ---------    ---------

    End of year .....................         $13,237,647   $8,897,101
                                              ===========   ==========


                   See notes to financial statements.

===============================================================================

 ANNTAYLOR, INC. SAVINGS PLAN
 -----------------------------

 NOTES TO FINANCIAL STATEMENTS
 ------------------------------



 1. PLAN DESCRIPTION
 -------------------

     The following description of the AnnTaylor, Inc. Savings Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description, which is available from the Plan administrator, for a more complete description of the Plan's provisions.

    GENERAL

          The Plan is a contributory, defined contribution plan established by AnnTaylor, Inc. (the "Company") as of July 1, 1989. The Plan covers all employees of the Company who have completed a twelve consecutive month period of employment consisting of at least 1,000 hours of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     TRUSTEE  CONVERSION

          Effective January 1, 1997, American Express Trust Company replaced Fleet Bank, N.A. as Plan Trustee. Based upon participants' December 31, 1996 investment elections, assets were then transferred to American Express Funds as follows:

        FLEET BANK, N.A.                         AMERICAN EXPRESS
        ----------------                         ----------------

    Fidelity Managed Income Portfolio   American  Express  Trust  Income Fund II
    Fidelity Puritan Fund               IDS Mutual Fund
    Fidelity Magellan Fund*             IDS New Dimension Fund
    AnnTaylor Stores Corporation        AnnTaylor Stores Corporation
     Common Stock                           Common Stock

    ------------------------------------
    *  Participants   had  the  option  to  remain invested  until
       December 31, 1997.


          In addition to the funds used for the initial transfer of assets, the Templeton Foreign Fund, the IDS Blue Chip Advantage Fund and the AIM Constellation Fund were added as investment options. Also, effective July 1,1997, participants of the Plan who have met the minimum balance requirements may borrow money from their vested accounts in the Plan and pay themselves back with interest.


    CONTRIBUTIONS

          In accordance with the Plan, Company matching contributions shall be in an amount as determined from time to time by the Board of Directors in its sole discretion. Historically, the Company contributed to the Plan 50% of the Participant's pre-tax contributions, or after-tax contributions, or both, subject to an overall maximum Company matching contribution of 1.5% of the participant's compensation.

===============================================================================

 ANNTAYLOR, INC. SAVINGS PLAN
 ----------------------------

 NOTES TO FINANCIAL STATEMENTS (continued)
 ----------------------------------------

 1. PLAN DESCRIPTION (continued)
    -----------------

    CONTRIBUTIONS (continued)

          Participants may make pre-tax contributions in an amount not less than 1% or more than 10% of their compensation for each pay period. Participants' aggregate pre-tax contributions may not exceed $10,000 in 1998 and $9,500 in 1997. A participant may elect to make after-tax contributions in an amount not to exceed 10% of their compensation when combined with pre-tax contributions. Total employee contributions are subject to limitations imposed by the Internal Revenue Service. All employee contributions are remitted to the trustee and invested together with Company contributions. For the Plan year ended December 31, 1998 and 1997, all contributions to the Plan by or on behalf of a participant were invested in one or all of the following Investment Funds, or such other Investment Funds which the administrative committee of the Plan may have from time to time specified:

     (a) Fund A is the American Express Trust Income Fund II, a stable capital fund, the prospectus for which indicates that the funds are invested in insurance investment contracts and stable value contracts of varying maturity, size, and yield. The Fund's objective is to preserve principal and interest while maximizing current income.

     (b) Fund B is the IDS Mutual Fund, a balanced fund, the prospectus for which indicates that the funds are invested in a portfolio of common stocks and senior securities (preferred stocks and bonds). The Fund's objective is to provide shareholders with a balance of growth of capital and current income.

     (c) Fund C is the IDS Blue Chip Advantage Fund, a diversified mutual fund, the prospectus for which indicates that the funds are invested in U.S. and foreign stocks that are included in the market index (currently the S&P 500). The Fund's objective is to provide shareholders with a long-term return exceeding that of the U.S. stock market.

     (d) Fund D is the IDS New Dimension Fund, a growth fund, the prospectus for which indicates that the funds are invested in U.S. and foreign companies showing the potential for significant growth. The objective of the fund is to provide shareholders with long-term growth of capital.

     (e) Fund E is the AIM Constellation Fund, an aggressive growth fund, the prospectus for which indicates that the funds are primarily invested in common stocks, with the emphasis on medium-sized and smaller emerging growth companies. The objective of the fund is to seek capital appreciation and increase shareholders' capital.

     (f) Fund F is the Templeton Foreign Fund, a foreign stock fund, the prospectus for which indicates that the funds are invested in stocks and debt obligations of companies and governments outside of the U.S. The objective of the fund is to seek long-term capital growth.

     (g) Fund G is the AnnTaylor Stock Fund, which invests in shares of AnnTaylor Stores Corporation common stock.
===============================================================================

 ANNTAYLOR, INC. SAVINGS PLAN
 ----------------------------

 NOTES TO FINANCIAL STATEMENTS (continued)
 ------------------------------------------



1. PLAN DESCRIPTION (continued)
-------------------------------

   PARTICIPANT ACCOUNTS

      Each participant's account is credited with (a) the participant's contributions, (b) the Company's matching contributions, and (c) an allocable share of Plan earnings. Allocations of Plan earnings are based on participant account balances. A participant is entitled to the vested balance in their account.

   LOANS TO PARTICIPANTS

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1 to 5 years. The loans are secured by 50% of the balance in the participant's account and bear interest at a rate as determined by the Plan's Administrative Committee based on prevailing prime rates at the time of the loan.

   VESTING

      The Plan provides that participants have no vested interest in Company contributions or Plan earnings thereon credited to their accounts until they have three years of service, at which time they are 50% vested. Vesting increases by 25% per year up to 100% after five years of service. The Plan provides 100% vesting of a participant's account balance upon their retirement, death or disability.

      Participants are fully vested at all times with respect to employee contributions and earnings thereon.

   PAYMENT OF BENEFITS

      Participants or their beneficiaries are entitled to receive their entire account balance, in accordance with the vesting provisions of the Plan, upon retirement, death, disability or employment termination. All distributions are lump sum payments. Participants whose account balances are in excess of $5,000 may elect deferred payment.

   FORFEITURES

      Amounts forfeited by participants shall be used to reduce future Company contributions.

   RECLASSIFICATION

      Certain 1997 amounts have been reclassified to conform to the 1998 presentation.


2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
 ---------------------------------------------

   The significant accounting policies followed by the Plan are detailed below:

     o The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

     o Investments are reported at fair value which, for investments traded publicly including mutual funds, is based on published market prices.

===============================================================================

 ANNTAYLOR, INC. SAVINGS PLAN
 ----------------------------

 NOTES TO FINANCIAL STATEMENTS (continued)
 ----------------------------------------


 2.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (continued)
 --------------------------------------------------------------
     o    Interest on  investments is recorded as earned.

     o    Dividend income is recorded on ex-dividend dates

     o    Security  transactions are recorded as of the trade date.

     o    Benefits paid to  participants  are recorded upon distribution.

     o The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reported period. Actual results could differ from these estimates.


 3. INVESTMENTS
 --------------

      American Express Trust, the Plan Trustee for the years ended December 31, 1998 and 1997, invested all employee and Company contributions, as well as earnings thereon, pursuant to the terms of the Plan. The Plan Trustee has custody of all assets in the funds.

      Investments that represent 5% or more of the Plan's net assets are identified by an asterisk ("*").
                                                    DECEMBER 31,
                                               1998            1997
                                               ----            ----

   Investments at fair value as determined
   by Quoted Market Prices:
     Mutual funds:
        IDS Mutual Fund.............      $1,487,125*     $ 1,086,884*
        AIM Constellation Fund......         521,893          212,929
        IDS Blue Chip Advantage Fund       1,076,444*         367,439
        IDS New Dimension Fund......       5,919,504*       4,246,842*
        Templeton Foreign Fund......         282,088          158,769
                                           ---------        ---------
        Total Mutual funds..........       9,287,054        6,072,863
                                           ---------        ---------
     Money Market fund:
        American Express Trust
        Income Fund II..............       2,341,228*       2,037,742*
                                           ---------        ---------
      AnnTaylor Stores Corporation
       Common Stock.................         942,572*         273,826
                                           ---------        ---------
      Loans to participants.........         369,114          248,567
                                           ---------        ---------

   Total Investments................     $12,939,968       $8,632,998
                                          ==========        =========

          During 1998 and 1997, participants had the option to invest in the American Express Trust Income Fund II. This fund invests in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. Plan assets invested in this fund are recorded at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. The average yield was approximately 6.0% during 1998. The crediting interest rate was approximately 6.0% at December 31, 1998. Generally fair value of Plan assets invested approximates contract value, which was $2,341,228 at December 31, 1998. According to the Trustee, the fair value of the funds' assets approximated contract value at December 31, 1998.


================================================================================

 ANNTAYLOR, INC. SAVINGS PLAN
 ------------------------------

 NOTES TO FINANCIAL STATEMENTS (continued)
------------------------------


4.  SUMMARY OF NET ASSETS  AVAILABLE  FOR BENEFITS AND CHANGES IN NET ASSETS
    ------------------------------------------------------------------------
    AVAILABLE FOR BENEFITS BY SEPARATE FUND (continued)
    ---------------------------------------------------




                                                  FISCAL 1998
                                     --------------------------------------
                                     AMERICAN
                                      EXPRESS                      IDS
                                       TRUST           IDS      BLUE CHIP
                                      INCOME          MUTUAL    ADVANTAGE
                                       FUND           FUND        FUND
                                      ------         ------     -----------

 ADDITIONS (DEDUCTIONS) TO NET
 ASSETS ATTRIBUTED TO INVESTMENT
 ACTIVITIES:
 Dividend income................         ---        $196,037      $19,814
 Investment income..............         ---             ---         ---
 Net appreciation (depreciation)
 in fair value of investments...     $ 127,855       (77,064)     133,320
                                     ---------     ---------    ----------
 Total additions (deductions)
 attributed to investment
 activities.....................       127,855       118,973      153,134
                                     ---------     ---------    ----------

 ADDITIONS TO NET ASSETS
 ATTRIBUTED TO CONTRIBUTION
 ACTIVITIES:
 Employer contributions.........       125,803        85,804       80,684
 Employee contributions.........       501,069       379,199      382,858
 Rollover contributions.........        18,810        18,945       90,988
                                     ---------     ---------    ---------

 Total additions attributed to
 contribution activities........       645,682       483,948      554,530
                                     ---------     ---------    ---------

 Loan repayments................        44,618        18,226        9,701
                                     ---------     ---------    ---------

 DEDUCTIONS FROM NET ASSETS:
 Benefits paid to participants..       432,812       150,127       90,073
 Loans to participants..........        73,545        47,709        5,692
                                     ---------     ---------    ---------

 Total deductions from net assets      506,357       197,836       95,765
                                     ---------     ---------    ---------

 TRANSFERS:
 Interfund transfers............         2,824      (153,392)     246,803
                                     ---------     ---------    ---------

 NET INCREASE IN NET ASSETS
 AVAILABLE FOR BENEFITS.........       314,622       269,919      868,403

 NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of period............     2,085,731     1,258,610      258,620
                                     ---------     ---------    ---------

 End of period................     $ 2,400,353    $1,528,529   $1,127,023
                                     =========     =========    =========


 (continued)

===============================================================================

 ANNTAYLOR, INC. SAVINGS PLAN
 ---------------------------------
 NOTES TO FINANCIAL STATEMENTS (continued)
 -----------------------------


4.  SUMMARY OF NET ASSETS  AVAILABLE  FOR BENEFITS AND CHANGES IN NET ASSETS
    ------------------------------------------------------------------------
    AVAILABLE FOR BENEFITS BY SEPARATE FUND (continued)
    ---------------------------------------------------




                                               FISCAL 1998
                                 ----------------------------------------
                                      NEW            AIM        TEMPLETON
                                  DIMENSIONS    CONSTELLATION    FOREIGN
                                     FUND           FUND          FUND
                                     ----           ----          ----

 ADDITIONS (DEDUCTIONS) TO NET
 ASSETS ATTRIBUTED TO INVESTMENT
 ACTIVITIES:
 Dividend income................   $ 341,686       $12,915      $28,753
 Investment income..............         ---           ---          ---
 Net appreciation (depreciation)
 in fair value of investments...     934,712        61,944      (42,919)
                                   ---------       -------      -------
Total additions (deductions)
attributed to investment
activities.......                  1,276,398        74,859      (14,166)
                                   ---------       -------      -------

ADDITIONS TO NET ASSETS
ATTRIBUTED TO CONTRIBUTION
ACTIVITIES:
Employer contributions.........      199,323        40,436       29,757
Employee contributions.........      939,594       218,632      138,597
Rollover contributions.........       36,410        36,991       13,825
                                   ---------       -------      -------

 Total additions attributed to
 contribution activities........   1,175,327       296,059      182,179
                                   ---------       -------      -------

 Loan repayments................      48,171         6,546        2,576
                                   ---------       -------      -------

 DEDUCTIONS FROM NET ASSETS:
 Benefits paid to participants..     657,005        76,332       38,509
 Loans to participants..........     105,834         5,656        1,436
                                   ---------       -------      -------

 Total deductions from net assets    762,839        81,988       39,945
                                   ---------       -------      -------

 TRANSFERS:
 Interfund transfers............     (57,529)       23,388       (5,576)
                                   ---------       -------      -------

 NET INCREASE IN NET ASSETS
 AVAILABLE FOR BENEFITS.........   1,679,528       318,864      125,068

 NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of period............   4,338,985       230,955      171,637
                                   ---------       -------      -------

 End of period.................. $ 6,018,513      $549,819     $296,705
                                   =========       =======      =======



 (continued)

===============================================================================

 ANNTAYLOR, INC. SAVINGS PLAN
 ------------------------------

 NOTES TO FINANCIAL STATEMENTS (continued)
 -----------------------------


4.  SUMMARY OF NET ASSETS  AVAILABLE  FOR BENEFITS AND CHANGES IN NET ASSETS
    -------------------------------------------------------------------------
    AVAILABLE FOR BENEFITS BY SEPARATE FUND (continued)
    ---------------------------------------------------




                                                    FISCAL 1998
                                      --------------------------------------
                                      COMPANY
                                       STOCK            LOAN
                                       FUND             FUND          TOTAL
                                      -------           ----          ------
 ADDITIONS (DEDUCTIONS) TO NET
 ASSETS ATTRIBUTED TO INVESTMENT
 ACTIVITIES:
 Dividend income................           ---           ---         $599,205
 Investment income..............           ---           ---             ---
 Net appreciation (depreciation)
 in fair value of investments...     $ 597,386           ---        1,735,234
                                       -------       -------       ----------
 Total additions (deductions)
 attributed to
 investment activities..........       597,386           ---        2,334,439
                                       -------       -------       ----------

 ADDITIONS TO NET ASSETS
 ATTRIBUTED TO CONTRIBUTION
 ACTIVITIES:
 Employer contributions.........        28,810           ---          590,617
 Employee contributions.........       141,069       $(5,474)       2,695,544
 Rollover contributions.........        17,191           ---          233,160
                                       -------       -------       ----------

 Total additions attributed to
 contribution activities........       187,070        (5,474)       3,519,321
                                       -------       -------       ----------

 Loan repayments................         4,897       (98,958)          35,777
                                       -------       -------       ----------

 DEDUCTIONS FROM NET ASSETS:
 Benefits paid to participants..        69,063        35,070        1,548,991
 Loans to participants..........        17,459      (257,331)             ---
                                       -------       -------       ----------

 Total deductions from net
 assets.........................        86,522      (222,261)       1,548,991
                                       -------       -------       ----------

 TRANSFERS:
 Interfund transfers............       (44,432)      (12,086)             ---
                                       -------       -------       ----------

 NET INCREASE IN NET ASSETS
 AVAILABLE FOR BENEFITS.........       658,399       105,743        4,340,546

 NET ASSETS AVAILABLE FOR
 BENEFITS:
 Beginning of period............       289,192       263,371        8,897,101
                                       -------       -------       ----------

 End of period..................     $ 947,591      $369,114      $13,237,647
                                       =======       =======       ==========






================================================================================

 ANNTAYLOR, INC. SAVINGS PLAN
 ----------------------------

 NOTES TO FINANCIAL STATEMENTS (continued)
------------------------------


4.  SUMMARY OF NET ASSETS  AVAILABLE  FOR BENEFITS AND CHANGES IN NET ASSETS
    ------------------------------------------------------------------------
    AVAILABLE FOR BENEFITS BY SEPARATE FUND
    ---------------------------------------


                                                  FISCAL 1997
                                    ---------------------------------------

                                                                    COMPANY
                                    FIXED                             STOCK
                                   INCOME     EQUITY      BALANCED     FUND
                                    FUND       FUND         FUND     (FLEET)
                                    ----       ----         ----     -------

 ADDITIONS (DEDUCTIONS) TO
 NET ASSETS ATTRIBUTED TO
 INVESTMENT ACTIVITIES:
 Dividend income..........           ---         ---         ---         ---
 Investment income........    $        5  $      402    $      1         ---
 Net appreciation
 (depreciation) in fair
 value of investments..              ---       5,414         ---    $ (4,235)
                              ----------  ----------    --------    --------
 Total additions (deductions)
 attributed to investment
 activities.                           5       5,816           1      (4,235)
                              ----------  ----------    --------    --------

 ADDITIONS (DEDUCTIONS )TO
 NET ASSETS ATTRIBUTED TO
 CONTRIBUTION ACTIVITIES:
 Employer contributions...        (9,520)    (17,631)     (6,633)     (2,661)
 Employee contributions...       (34,844)    (60,438)    (23,071)     (9,749)
 Rollover contributions...           ---         ---         ---         ---
                              ----------  ----------    --------    --------

 Total additions (deductions)
 attributed to
 contribution activities         (44,364)    (78,069)    (29,704)    (12,410)
                              ----------  ----------    --------    --------
 Loan repayments..........           ---         ---         ---         ---
                              ----------  ----------    --------    --------

 DEDUCTIONS FROM NET ASSETS:
 Benefits paid to
 participants                    (14,687)    (18,381)    (54,577)    (10,572)
 Loans to participants....           ---         ---         ---         ---
                               ----------  ----------    --------    --------

 Total deductions from net
 assets                          (14,687)    (18,381)    (54,577)    (10,572)
                               ----------  ----------    --------    --------
 TRANSFERS:
 Interfund transfers......     1,781,065) (3,168,470)   (716,476)   (292,207)
                               ----------  ----------    --------    --------
 NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
 FOR BENEFITS............     (1,810,737) (3,222,342)   (691,602)   (298,280)

 NET ASSETS AVAILABLE FOR
 BENEFITS:
 Beginning of period.....      1,810,737   3,222,342     691,602     298,280
                              ----------  ----------    --------    --------

 End of period.............   $      ---  $      ---    $    ---    $    ---
                              ==========  ==========    ========    ========



 (continued)


===============================================================================

 ANNTAYLOR, INC. SAVINGS PLAN
 ----------------------------

 NOTES TO FINANCIAL STATEMENTS (continued)
-------------------------------------------------------------------------


4.  SUMMARY OF NET ASSETS  AVAILABLE  FOR BENEFITS AND CHANGES IN NET ASSETS
    ------------------------------------------------------------------------
    AVAILABLE FOR BENEFITS BY SEPARATE FUND (continued)
    ---------------------------------------------------


                                                 FISCAL 1997
                                   -------------------------------------------

                                   AMERICAN
                                   EXPRESS                 IDS BLUE
                                    TRUST        IDS        CHIP      IDS NEW
                                   INCOME       MUTUAL    ADVANTAGE  DIMENSIONS
                                  FUND II       FUND       FUND       FUND
                                  -------       ----       ----       ----
 ADDITIONS (DEDUCTIONS) TO
 NET ASSETS ATTRIBUTED TO
 INVESTMENT ACTIVITIES:
 Dividend income..........            --- $  154,124  $  41,474 $  $306,328
 Investment income........            ---       ----        ---         ---
 Net appreciation
 (depreciation) in fair
  value of investments....     $  114,777      4,977    (21,612)    497,128
                               ---------- ----------  --------- -----------
 Total additions (deductions)
 attributed to
 investment activities....        114,777    159,101     19,862     803,456
                               ---------- ----------  --------- -----------

 ADDITIONS (DEDUCTIONS) TO
 NET ASSETS ATTRIBUTED TO
 CONTRIBUTION ACTIVITIES:
 Employer contributions...        133,393     89,262     38,176     219,041
 Employee contributions...        524,117    377,945    150,888     981,898
 Rollover contributions...         24,351     25,625     68,040      79,537
                               ---------- ----------  --------- -----------

 Total additions (deductions)
 attributed to contribution
 activities                       681,861    492,832    257,104   1,280,476
                               ---------- ----------  --------- -----------


 Loan repayments..........          6,885      2,729      1,626       9,714
                               ---------- ----------  --------- -----------

 DEDUCTIONS FROM NET ASSETS:
 Benefits paid to
 participants                     378,069    164,394      8,900     673,713
 Loans to participants....         94,958     28,152     11,072     113,077
                               ---------- ----------  --------- -----------

 Total deductions from
  net assets                      473,027    192,546     19,972     786,790
                               ---------- ----------  --------- -----------
 TRANSFERS:
 Interfund transfers......      1,755,235    796,494        ---   3,032,129
                               ---------- ----------  --------- -----------

 NET INCREASE (DECREASE)
 IN NET ASSETS AVAILABLE
  FOR BENEFITS...               2,085,731  1,258,610    258,620   4,338,985

 NET ASSETS AVAILABLE
 FOR BENEFITS:
 Beginning of period......            ---       ---         ---         ---
                               ---------- ----------  --------- -----------

 End of period............     $2,085,731 $1,258,610  $ 258,620 $ 4,338,985
                               ========== ==========  ========= ===========




 (continued)

================================================================================

 ANNTAYLOR, INC. SAVINGS PLAN
 ----------------------------
 NOTES TO FINANCIAL STATEMENTS (continued)
------------------------------




4. SUMMARY OF NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS
   ----------------------------------------------------------------------
   AVAILABLE FOR BENEFITS BY SEPARATE FUND (continued)
   -------------------------------------------------

                                                                  Fiscal 1997
                             -----------------------------------------------------------------------------------
                                                                    Company
                                                                    Stock
                                  AIM      Templeton    Fidelity      Fund
                             Constellation  Foreign     Magellan    (American       Loan
                                 Fund        Fund         Fund       Express)       Fund                Total
                                 ----        ----         ----      --------        ----                -----
 ADDITIONS (DEDUCTIONS)
 TO NET ASSETS
 ATTRIBUTED TO
 INVESTMENT ACTIVITIES:
 Dividend income........       $ 13,504  $  11,383         ---           ---           ---           $   526,813
 Investment income......           ---        ---      $  13,999         ---           ---                14,407
 Net appreciation
 (depreciation) in fair
 value of investments            (7,048)   (12,115)       30,005     (65,887)          ---               541,404
                               --------    -------      ---------   --------      --------           -----------
 Total additions
 (deductions) attributed
 to investment activities         6,456       (732)       44,004     (65,887)          ---             1,082,624
                               --------    -------      ---------   --------      --------           -----------


 ADDITIONS (DEDUCTIONS) TO
 NET ASSETS ATTRIBUTED
 TO CONTRIBUTION ACTIVITIES:
 Employer contributions....      25,660     18,484          (536)     31,321           ---               518,356
 Employee contributions....     115,895     78,014           ---     154,864       $12,086             2,267,605
 Rollover contributions....      15,238     38,814           ---       8,931           ---               260,536
                               --------    -------      ---------   --------      --------           -----------

 Total additions (deductions)
 attributed to contribution
 activities................     156,793    135,312          (536)    195,116        12,086             3,046,497
                               --------    -------      ---------   --------      --------           -----------

 Loan repayments...........         589        281           ---         771       (12,086)               10,509
                               --------    -------      ---------   --------      --------           -----------

 DEDUCTIONS FROM NET ASSETS:
 Benefits paid to participants   11,095      7,080        30,104      90,352           ---             1,265,490
 Loans to participants.....       6,711      4,025           ---       5,376      (263,371)                  ---
                               --------    -------      ---------   --------      --------           -----------

 Total deductions from net
 assets....................      17,806     11,105        30,104      95,728      (263,371)            1,265,490
                               --------    -------      ---------   --------      --------           -----------

 TRANSFERS:
 Interfund transfers.......      84,923     47,881       (13,364)    254,920           ---                   ---
                               --------    -------      ---------   --------      --------           -----------

 NET INCREASE
 (DECREASE) IN NET ASSETS
 AVAILABLE FOR BENEFITS....     230,955    171,637           ---     289,192       263,371             2,874,140

 NET ASSETS AVAILABLE FOR
 BENEFITS:
 Beginning of period.......         ---        ---            ---        ---           ---             6,022,961
                               --------    -------      ---------   --------      --------           -----------

 End of period............     $230,955   $171,637      $     ---   $289,192      $263,371           $ 8,897,101
                               ========    =======      =========   ========      ========           ===========

================================================================================

 ANNTAYLOR, INC. SAVINGS PLAN
 ----------------------------


 NOTES TO FINANCIAL STATEMENTS (continued)
------------------------------


 5. PRIORITIES UPON TERMINATION OF THE PLAN
 ------------------------------------------

          The Company expects and intends to continue the Plan indefinitely, but reserves the right under the Plan to discontinue its contributions at any time and to amend or terminate the Plan. In the event of termination, participants will be 100% vested in their accounts.


 6. ADMINISTRATIVE COSTS
 -----------------------

          Professional and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan. The Company, at any time, may elect to have all such expenses paid by the Plan.


 7. TAX STATUS
 -------------

          The Plan obtained its latest determination letter on February 4, 1999, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


8. FORFEITURES
--------------

          During the years ended December 31, 1998 and 1997, forfeitures of $117,976 and $91,076, respectively, were allocated to reduce Company contributions.



9. PARTICIPANT WITHDRAWALS PAYABLE
----------------------------------

          As of December 31, 1998 and 1997, there were unprocessed distribution requests of $43,923 and $38,118, respectively. These amounts have not been recorded in the Plan's financial statements.



10.  PARTIES  IN  INTEREST TRANSACTIONS
---------------------------------------


          During the years ended December 31, 1998 and 1997, there were transactions involving the investment of plan assets in investment funds maintained by the Plan trustees, parties-in-interest as defined in section 3(14) of ERISA.

================================================================================

   ANNTAYLOR, INC. SAVINGS PLAN


   ITEM  27a -  SUPPLEMENTAL  SCHEDULE  OF  ASSETS  HELD  FOR  INVESTMENT
   ----------------------------------------------------------------------
                PURPOSES, DECEMBER 31, 1998
                ---------------------------

   (a)Party in                                                                                (e)Current
    Interest   (b) Identity of Party        (c) Description of Investment       (d) Cost          Value
    --------   ---------------------        -----------------------------       --------          -----
     Yes       American Express Trust        126,951 shares                   $ 2,163,165     $ 2,341,228
                  Income Fund II

     Yes       IDS Mutual Fund               114,183 shares                     1,583,243       1,487,125

     No        AIM Constellation Fund         17,100 shares                       469,162         521,893

     Yes       IDS Blue Chip Advantage        94,782 shares                       969,543       1,076,444
                Fund

     Yes       IDS New Dimension Fund         205,218 shares                    4,742,366       5,919,504


     No        Templeton Foreign Fund         33,622 shares                       331,024         282,088

     Yes       AnnTaylor Stores Corporation   48,970 units                        513,118         942,572
                 Common Stock

     Yes       Loans to Participants          116 loans at 9.25% interest         369,114         369,114
                                                                               ----------      ----------

                                                                              $11,140,735     $12,939,968
                                                                               ==========      ==========



   Employer Identification Number:  51-0297083
                                    ----------
   Plan Number:  001
                 ---




================================================================================

 ANNTAYLOR, INC. SAVINGS PLAN
 ------------------------------


 ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED
 ------------------------------------------------------------------------------
            DECEMBER 31, 1998
            -----------------

                                                                                (f) Expenses             (h)Current Value
                                                                                    Incurred   (g)Cost     of Asset on
 (a) Identity of                           (c) Purchase  (d) Selling (e) Lease         with        of       Transaction     (i) Net
  Party Involved  (b) Description of Asset      Price        Price      Rental    Transaction    Asset          Date     Gain/(Loss)
  --------------  ------------------------      -----        -----      ------    -----------    -----          ----     -----------

 SINGLE TRANSACTIONS:
 -------------------
 NONE


 SERIES OF TRANSACTIONS:
----------------------

 American Express       American Express Trust
   Trust                   Income Fund II
                          59 Transactions        $800,774        ---        ---          ---         ---          ---         ---
                          90 Transactions             ---   $625,137        ---          ---    $575,785     $625,137     $49,352



 American Express       IDS Mutual Fund
      Trust*            39 Transactions         750,337        ---        ---          ---         ---         ---          ---


 American Express       IDS Blue Chip
      Trust*              Advantage Fund
                           66 Transactions        686,623        ---        ---          ---         ---         ---          ---


 American Express       IDS New Dimension
     Trust*               Fund
                         44 Transactions        1,573,260        ---        ---          ---         ---         ---          ---
                        104 Transactions              ---    837,697        ---          ---     688,506     837,697      149,191

* Parties in Interest




 Employer Identification Number: 51-0297083
                                 ----------
 Plan Number:  001
               ---










===============================================================================

                               SIGNATURES
                               ----------







          THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       AnnTaylor, Inc. Savings Plan



                                       By:  /s/  Barry Erdos
                                            ---------------------------
                                               Barry Erdos
                                       Executive Vice President - Chief
                                       Financial Officer and Treasurer,
                                       AnnTaylor, Inc.

 June 28, 1999
 ==============================================================================

                              EXHIBIT INDEX
                              -------------




 Exhibit No.                                            Page No.
 ------------                                           -------
   23             Consent of Deloitte & Touche LLP        19